Annual Report

Cover Page

Name of issuer:

GroGuru, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/17/2014

Physical address of issuer:

4250 Executive Square
Suite 200
La Jolla CA 92037

Website of issuer:

https://www.groguru.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$749,904.00	$1,226,363.00
Cash & Cash Equivalents:	$22,643.00	$483,012.00
Accounts Receivable:	$71,109.00	$59,534.00
Short-term Debt:	$3,024,931.00	$3,228,231.00
Long-term Debt:	$43,475.00	$3,770,127.00
Revenues/Sales:	$838,528.00	$617,986.00
Cost of Goods Sold:	$587,337.00	$623,445.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,457,336.00)	($2,912,074.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

GroGuru, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing

reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Rory Moore	CEO	EvoNexus	2019
Farooq Anjum	VP of Engineering and CTO	GroGuru, Inc.	2014
Patrick Henry	President & CEO	GroGuru, Inc.	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Farooq Anjum	Vice President	2014
Farooq Anjum	CFO	2014
Farooq Anjum	Secretary	2014
Farooq Anjum	CTO	2014
Patrick Henry	President	2018
Patrick Henry	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jeff Campbell	5579001.0 Common Stock	20.8
Patrick Henry	6275000.0 Common Stock	23.3
Farooq Anjum	10303375.0 Common Stock	37.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

GroGuru is in the early stage of a multi-year growth plan. Macroeconomic changes could slow sales growth.

Laws and regulations in the United States that provides financial incentives to farmers, such as the Farm Bill, could be removed or changed, which could slow sales growth and adeversely effect the company.

GroGuru has protected some of its core intellectual property with United States and international patents (patents owned by GroGuru, Inc.). If these patents are challenged or overturned, this could aversely effect the company.

For GroGuru to execute on its multi-year growth plan, it needs to add key people in target geographies to build sales channels and drive sales growth. If we are unable to hire these key people, it can potentially slow sales growth and could adversely effect the company.

COVID-19 has had an impact on our business. In the first quarter of 2020, we experienced disruption to our supply chain that affected our sales revenue. In addition, our year-to-date revenue is approximately 20-25% lower than our forecasted revenues for the same period. This is also due to the COVID-19 health crisis and its impact on the economy. For example, some farmers have delayed adopting new technology due to the economic impact and uncertainty caused by the COVID-19 pandemic. These factors, coupled with decreased business and consumer confidence and substantial unemployment resulting from the declared global pandemic of COVID-19 and restrictions on activity, have precipitated a sharp economic slowdown and recession, and the economic climate may deteriorate further. The extent and duration of the effects of the COVID-19 pandemic and economic downturn are difficult to predict, which makes our future performance more difficult to predict. If the COVID-19 pandemic and economic downturn persist, or if they worsen, we expect that our business will continue to be adversely affected, resulting in a further negative impact on our business, financial condition, results of operations and cash flows.

We are a growth startup company and are not currently profitable. We expect to need to raise additional capital to further develop our business. We can give no assurance that we will successfully negotiate or obtain additional financing on terms favorable or acceptable to us, or at all. We do not have any commitments for additional financing. Our ability to obtain additional capital will depend on market conditions, the U.S. economy and other factors outside our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to continue our operations would be significantly limited. If we are not able to sell all of the securities offered in this financing, or complete such additional equity or debt financing, we may not have the funds necessary to fully execute our objectives. Our failure to secure necessary financing on a timely basis when needed (including the maximum offering amount hereunder) could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we raise additional funds through the issuance of additional debt securities, then such securities may have rights, preferences or privileges senior to those of the securities offered hereby, and holders of the securities offered hereby may experience dilution. If we raise additional funds through the issuance of debt, we will be required to service that debt and will likely become subject to restrictive covenants and other restrictions contained in the instruments governing that debt, which may limit our operational flexibility.

Offerings under Section 4(a)(6) of Securities Act of 1933, as amended (the "Securities Act"), are exempt from state and federal registration requirements. Therefore, there is less disclosure of, or publicly available, information contained in this document than would typically be provided in a registered offering. While we have attempted to summarize the risks to the best of our ability, there may in fact be risks associated with participating in this offering, and Company-specific risks that have not been contemplated in this document.

Investments in private companies, particularly early stage companies such as us, involve a high degree of risk. Early stage companies are usually comparatively more vulnerable to developments such as rapid changes in technology, fluctuations of demand and prices and to marketing competition from larger, more well established competitors. Therefore, we cannot assure that we will ever achieve or maintain profitability from our operations.

The market values of investments in private companies (especially early stage companies such as us) are difficult to determine. They generally are subject to negotiations between company management and prospective investors, and may result in values that are highly arbitrary. Furthermore, a private investment made in our company will be illiquid and likely will be long term in nature and may require years from the date of initial investment before disposition, if ever. The value of your investment may be lost or substantially devalued at liquidity.

Neither the Convertible Promissory Notes to be issued in this offering (the "Notes") nor the securities issuable upon their conversion will be registered under the Securities Act, or the securities laws of any state or other jurisdiction, and will not be subject to resale unless they are subsequently registered under the Securities Act and other applicable securities laws or an exemption from registration is available. Thus, there will no public market for the Notes or the securities issuable upon conversion of the Notes, and no public market is expected to develop.

Given the early stage of our company and the rapidly evolving nature of the markets in which we compete, we may experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our future operating results include, without limitation, unforeseen development costs, variable operating costs, general economic conditions and market conditions, and the development or introduction of new technological innovations, products or services by our competitors. If we are unable to address the above factors, our operating results may fall below the expectations of management, which could adversely affect our business.

Our future success depends on the efforts of a small management team. The loss of services of any of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred	121,817,936	58,313,420	⌄
Common Stock	40,000,000	26,862,121	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	354,674
Options:	29,222,895

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SBA
Issue date	01/30/22
Amount	$208,100.00
Outstanding principal plus interest	$208,100.00 as of 01/31/22
Interest rate	0.0% per annum
Maturity date	04/30/22
Current with payments	Yes

We have not yet completed the forgiveness application. The due date for that application is 4/30/2022.

Convertible Note

Issue date	03/13/20
Amount	$2,345,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$6,000,000.00
Maturity date	03/14/22

February 2019 - March 2020

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$356,666	General operations
12/2018	Section 4(a)(2)	SAFE	$1,456,007	General operations
3/2020	Section 4(a)(2)	Convertible Note	$2,345,000	General operations
6/2020	Regulation D, 506(c)	Convertible Note	$949,211	General operations
8/2021	Regulation Crowdfunding	Preferred stock	$955,091	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation

described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

GroGuru helps farmers make more money by increasing crop yield while saving water and other scarce resources in a sustainable way.

We hope to be the leader in strategic irrigation management for commercial farmers, broadening our scope of monitoring and recommendations to other proprietary data sources including micronutrients in the soil.

Milestones

GroGuru, Inc. was incorporated in the State of Delaware in June 2014.

Since then, we have:

- 🤖 Cutting edge Artificial Intelligence & Software as a Service platform - 1st season payback period
- 🌏 Global Impact - Significant Water Savings and Increased Food Security from crop yield increases
- 💰 GroGuru stands out in the global agriculture industry, which generates $2.4 trillion annually
- 🚜 Patented technology - 30x improvement in scalability - 30% water efficiency improvement
- 🇺🇸 4,000+ sensors deployed across 200+ customers in the US
- 😮 Existing customers represent 1 million deployable acres and a dealer footprint of 5 million acres
- 👨‍💼 Team brings extensive technical and domain expertise in wireless, AI, SaaS and crop science

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $838,528 compared to the year ended December 31, 2020, when the Company had revenues of $617,986. Our gross margin was 29.96% in fiscal year 2021, compared to -0.88% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $749,904, including $22,643 in cash. As of December 31, 2020, the Company had $1,226,363 in total assets, including $483,012 in cash.
- *Net Loss.* The Company has had net losses of $1,457,336 and net losses of $2,912,074 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $3,068,406 for the fiscal year ended December 31, 2021 and $6,998,358 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $416,200 in debt, $955,091 in equity, $2,345,000 in convertibles, and $1,456,007 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

GroGuru, Inc. cash in hand is $60, as of December 2021. Over the last three months, revenues have averaged $45,000/month, cost of goods sold has averaged $20,000/month, and operational expenses have averaged $20,000/month, for an average net margin of $5,000 per month. Our intent is to be profitable in 12 months.

Revenue rebounded from 2020 when we were heavily impacted by Covid19. We have accelerated our software as a service revenue ramp and added additional channel partners in support of revenue growth. We signed-on several new strategic partners that increase the coverage areas and importance of our product to key target customers.

We expect Revenue 1H2022 to be $750,000. We expect Revenue in the full year 2022 to be $1,500,000 - $2,000,000. We expect expenses for 1H to be $450,000 and full-year 2022 to be $900,000.

We need an additional $3,000,000 to $5,000,000 to reach profitability. If we raise on the lower end of this range, we will focus more on expense containment versus a more aggressive plan for revenue expansion.

For additional sources of capital, we generate cash from revenue including hardware sales and our software as a service business.

Any projections mentioned above are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Patrick Henry, certify that:

(1) the financial statements of GroGuru, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of GroGuru, Inc. included in this Form reflects accurately the information reported on the tax return for GroGuru, Inc. filed for the most recently completed fiscal year.

Patrick Henry
President & CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.groguru.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the

issuer liquidates or dissolves in accordance with state law.

APPENDICES

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    GroGuru Convertible Note

    GroGuru Convertible Note Early Bird

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Farooq Anjum

    Patrick Henry

    Rory Moore

  Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GroGuru, Inc.

By

Patrick Henry
_____

President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

_____
Farooq Anjum

Board members
4/23/2022

Patrick Henry

President & CEO
4/23/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.